EXHIBIT 99.1


                              February ___, 1994



   Shareholders of Rio Salado


   Dear Shareholder:

                  A Special Meeting of the Shareholders of Rio Salado Bancorp ("Rio Salado") has been called for 10:00 a.m., Mountain Standard Time, on March ___, 1994, at the offices of Rio Salado located at 1400 East Southern Avenue, Tempe, Arizona.

                  The purpose of the Special Meeting is to consider and act upon an Agreement and Plan of Reorganization (the "Plan of Reorganization") among Rio Salado, Zions Bancorporation ("Zions"), Zions First National Bank of Arizona ("Zions Arizona") and Rio Salado Bank (the "Bank").

                  If the Plan of Reorganization is approved, and all conditions are met, the Plan of Reorganization will result in the merger of Rio Salado into Zions and the merger of the Bank into Zions Arizona. Upon consummation of the Plan of Reorganization, each holder of Rio Salado's Common Stock will, upon surrender of the shareholder's stock certificate, be entitled to receive in exchange for each share held as of the effective date of the Plan of Reorganization, that number of shares of Zions Common Stock calculated by dividing the $12,500,000 purchase price by the average closing price (as defined in the Plan of Reorganization) of Zions Common Stock and by further dividing the number so reached by the number of shares of Rio Salado Common Stock issued and outstanding as of the effective date of the merger. No fractional shares of Zions Common Stock will be issued. Instead, cash in an amount equal to the fractional part of a share multiplied by the average closing price of Zions Common Stock (as determined under the Plan of Reorganization) will be paid to Rio Salado shareholders.

                  For example, if the Plan of Reorganization had been consummated as of January 31, 1994, and the average closing price of Zions Common Stock was $ _____, the merger would have resulted in an exchange ratio of ___ shares of Zions Common Stock for each share of Rio Salado Common Stock, or an equivalent consideration to holders of Rio Salado's Common Stock of $ ____ per share.


                  The accompanying Proxy Statement details the terms of the proposed Plan of Reorganization and merger and provides information concerning Rio Salado, Zions, and the Plan of Reorganization. The Proxy Statement contains important information necessary for you to make a
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   decision about how to vote at the Special Meeting.  Please read it carefully.

                  The affirmative vote of the holders of a two-thirds majority of the issued and outstanding shares of Rio Salado is required for approval of the Plan of Reorganization. Therefore, it is important that you vote. The failure to vote will have the same effect as a vote against the merger. Consequently, please mark, sign, date and return the enclosed proxy as soon as possible.

                  Any shareholder may attend the Special Meeting and vote in person if he desires.

                  Consummation of the Plan of Reorganization and merger is subject to approval by federal and state bank regulatory agencies and to certain other conditions, including the maintenance of Rio Salado's financial condition. If approved, the Plan of Reorganization will most likely be consummated sometime in the second quarter of 1994, assuming that all banking regulatory approvals are received timely.

                  A majority of the Board of Directors has approved the Plan of Reorganization and determined that the merger is in the best interests of Rio Salado, its shareholders, employees and the community it serves. The Board of Directors of Rio Salado has also received the opinion of Alex Sheshunoff & Co. Investment Banking, that the Plan of Reorganization, as of November 15, 1993, is fair to shareholders of Rio Salado from a financial point of view. A majority of the Board of Directors recommends that you vote to approve to Plan of Reorganization.

                  If the Plan of Reorganization is approved by the shareholders, on or shortly after the effective date of the Plan of Reorganization, Zions will send you instructions describing the procedure to be followed to exchange your Rio Salado stock certificate for common stock of Zions. Please do not send your certificates to the Rio Salado prior to receiving these instructions.

                                                Sincerely,



                                                Chairman of the Board

   Enclosures
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